

October 16, 2012

<u>Via E-mail</u>
J. Michael Wilder
Vice President, General Counsel and Secretary
MPLX LP
200 E. Hardin Street
Findlay, Ohio 45840

> **Re: MPLX LP**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 9, 2012**
> **File No. 333-182500**

Dear Mr. Wilder:

We have reviewed your amended registration statement and letter dated October 9, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Registration Statement on Form S-1</u>

<u>The Offering, page 13</u>

1.   In the current amendment, you revised disclosure regarding past shortfalls relative to the MQD. For example, we note the revisions you made to disclosure at page 15 and also to the risk factor at page 25 captioned "On a pro forma basis we would not have generated available cash." On July 31, 2012, we issued a comment letter which included the following numbered comment (emphasis added):

Prospectus Cover Page

5. We note the disclosure at page 15 regarding your inability to have made any payments on the subordinated units. Please include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the minimum quarterly distribution on all units as a whole, including subordinated units. Specify how many of the previous four quarters would have experienced such a deficiency, including the amount of the deficiency for each quarter. We may have additional comments once you provide the particulars.

In your next amended registration statement, please give effect to the staff's comment from July 31. In the alternative, please explain to us why you have changed disclosure that previously had been provided in response to staff comment and which had appeared in your prior two amendments.

Summary Historical and Pro Forma Financial and Operating Data, page 20

2. Please tell us how you considered including pro forma net income per limited partner unit attributable to MPLX LP common and subordinated units.

Use of Proceeds, page 50

3. We note you will distribute approximately $73.6 million of the proceeds from this offering to MPC. In addition, we note that approximately $191.6 million of the proceeds from this offering will be contributed to Pipe Line Holdings, a portion of which will be used to fund MPC's portions of certain expansion capital expenditures. Please tell us how you considered the disclosure guidance per SAB Topic 1.B.3. with regard to the amounts that will be distributed to MPC or on its behalf.

MPLX LP Predecessor Financial Statements

Note 1. Description of the Business and Basis of Presentation, page F-21

Revision, page F-21

4. We note you characterize the reclassification of certain expenses between costs of revenues, purchases from related parties and general and administrative expenses as a "revision." Please clarify for us whether this revision is the result of error corrections as that term is defined in FASB ASC 250-10 or otherwise advise. If your revision is due to the correction of an error, please expand your disclosure to clearly describe the nature of

the error, as required by FASB ASC 250-10-50-7. This comment also applies to your disclosure beginning on page F-38.

Exhibit 8.1

5.   It appears that the document filed as exhibit 8.1 is intended by counsel to constitute its "short-form" tax opinion. In this regard, both the related prospectus disclosure and the short-form opinion must state unambiguously that the disclosure in the section captioned "Material federal income tax consequences" is the opinion of your named counsel. To this end, please obtain and file a new or revised short-form opinion from which counsel has removed the statement "insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto." See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section 3.B.2., available at *http://sec.gov/interps/legal/cfslb19.htm*.

6.   Please obtain and file a new or revised short-form opinion from which counsel has removed the statement "or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose."   See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section 3.D.1., available at *http://sec.gov/interps/legal/cfslb19.htm*.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Via E-mail
Brett Braden
Latham & Watkins LLP